SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 28 February, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





 Bank of Ireland sells Chase de Vere Financial Solutions plc


Bank of Ireland today announces that it has signed an agreement to sell its subsidiary Chase de Vere Financial Solutions plc to AWD, part of AWD Holdings AG for a total cash consideration of Eur30 million (GBP20 million).

The deal is subject to regulatory approval from the FSA and is expected to complete during March 2005.

Roy Keenan, Chief Executive, Bank of Ireland UK Financial Services said, "The sale of Chase de Vere is part of our strategy to focus on our core operations of Business Banking, Consumer Banking and Mortgages using both the Bank of Ireland and the Bristol & West brands. In addition we are developing our joint venture with the UK Post Office, selling financial services products through their extensive branch network."

28 February 2004

/ENDS

Contact:
Dan Loughrey, Head of Group Corporate Communications00 353 1 604 3833 Fiona Ross, Head of Group Investor Relations00 353 1 604 3501


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 28 February, 2005